EXHIBIT 99.1

Brookfield Completes Special Dividend and Creation of Brookfield Asset Management Reinsurance Partners Ltd.

BROOKFIELD, NEWS, June 28, 2021 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (“Brookfield” or “BAM”) (NYSE: BAM; TSX: BAM.A) and Brookfield Asset Management Reinsurance Partners Ltd. (“Brookfield Reinsurance” or “BAM Re”) (NYSE, TSX: BAMR) today jointly announced that Brookfield has completed the previously announced creation of Brookfield Reinsurance.

“We are excited to be launching Brookfield Reinsurance, which establishes a scalable platform for our growing insurance businesses and provides investors with an alternative, efficient means through which to hold an interest in Brookfield,” said Sachin Shah, CEO of Brookfield Reinsurance and Chief Investment Officer of Brookfield.

The holders of Brookfield’s class A and class B limited voting shares received one class A exchangeable limited voting share of Brookfield Reinsurance (an “exchangeable share”) for every 145 Brookfield class A and class B limited voting shares held. Each exchangeable share is exchangeable for a Brookfield class A limited voting share (a “Brookfield Share”), or its cash equivalent, on a one-for-one basis, and distributions on the exchangeable shares will be paid at the same time and in the same amount per share as dividends on Brookfield Shares.

The exchangeable shares will commence regular-way trading on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “BAMR” upon market open on June 28, 2021.

For beneficial shareholders who hold their Brookfield shares in an account with a broker or other intermediary, their account will be automatically updated to reflect the receipt of the exchangeable shares.

Brookfield’s shareholders will receive a cash payment in lieu of any fractional interests in an exchangeable share. Brookfield will use the five-day volume-weighted average trading price of the exchangeable shares on the New York Stock Exchange immediately following the special dividend (June 28 through July 2) to determine the value of any fractional interests in an exchangeable share.

Brookfield Reinsurance’s board of directors is currently comprised of the following four members: William J. Cox, Gregory Morrison, Anne Schaumberg, and Sachin Shah (Chair). For biographical information about Brookfield Reinsurance’s directors, please refer to the section entitled “Directors and Executive Officers” beginning on page 136 of the final prospectuses of Brookfield and Brookfield Reinsurance filed with the U.S. Securities and Exchange Commission and the Ontario Securities Commission and dated June 16, 2021.

Additional Information and Where to Find It

Shareholders are encouraged to read the Brookfield CEO letter to shareholders and the Prospectuses regarding Brookfield Reinsurance which are available on Brookfield Reinsurance’s website. Questions regarding the special dividend can be directed to bamr.enquiries@brookfield.com. Further details regarding the operations of Brookfield Reinsurance are set forth in its regulatory filings. Copies of Brookfield Reinsurance’s regulatory filings, including the final prospectuses, may be obtained through the website of the SEC at www.sec.gov and on Brookfield Reinsurance’s SEDAR profile at www.sedar.com.

Brookfield Asset Management Inc. is a leading global alternative asset manager with over US$600 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world—including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. Brookfield Asset Management is listed on the NYSE and the TSX under the symbols BAM and BAM.A, respectively.

Brookfield Asset Management Reinsurance Partners Ltd. was established by Brookfield Asset Management to own and operate a leading reinsurance business focused on providing capital-based solutions to insurance companies and their stakeholders. Through its operating subsidiaries, Brookfield Reinsurance provides annuity-based reinsurance products to insurance and reinsurance companies and also acts as a direct issuer of pension risk transfer products for pension plan sponsors. Brookfield Reinsurance provides investors with the flexibility to own, through the ownership of its exchangeable shares, the economic equivalent of owning Brookfield Shares. Brookfield Asset Management Reinsurance Partners Ltd. is listed on the NYSE and the TSX under the symbol BAMR.

For more information, please visit our website at www.brookfield.com or contact:

Communications & Media Claire Holland Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investor Relations: Rachel Powell Tel: (416) 956-5141 Email: rachel.powell@brookfield.com

Note: This news release contains forward-looking statements and information within the meaning of applicable securities laws, including within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, as amended. The words “will”, “expect”, “anticipated” or derivations thereof and other expressions which are predictions of or indicate future events, trends or prospects, and which do not relate to historical matters, identify forward-looking statements. Although Brookfield and Brookfield Reinsurance believe that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control.

The future performance and prospects of Brookfield and Brookfield Reinsurance are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield or Brookfield Reinsurance to differ materially from those contemplated or implied by the statements in this news release as well as other risks and factors described in the documents filed by Brookfield with securities regulators in Canada and the United States including under “Risk Factors” in Brookfield’s most recent Annual Report on Form 40-F (as amended by Amendment No.1) and other risks and factors that are described therein and in the U.S. registration statement and Canadian prospectus of Brookfield Reinsurance filed in connection with the distribution of the exchangeable shares.

Readers are urged to consider the foregoing risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such forward-looking information. Except as required by law, Brookfield and Brookfield Reinsurance undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.